EPIX Pharmaceuticals, Inc.
161 First Street
Cambridge, MA 02142
                    July 17, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Song P. Brandon, Esq.

Re:	EPIX Pharmaceuticals, Inc.
Registration Statement on Form S-4 (SEC File No. 333-133513)
Ladies and Gentlemen:
     With respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of EPIX Pharmaceuticals, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to 9:30 a.m. on Tuesday, July 18, 2006, or as soon as practicable thereafter.
     The Company acknowledges that: (i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The cooperation of the Staff in meeting the timetable described above is very much appreciated.

     Please call William T. Whelan, Esq. or Daniel T. Kajunski, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000 with any comments or questions regarding the Registration Statement or this request.

Very truly yours,
/s/ Andrew C.G. Uprichard
Andrew C.G. Uprichard
President and Chief Operating Officer